
May 4, 2012

<u>Via E-mail</u>
Mr. Dennis Baldwin
Senior Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

     RE: **KBR, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 22, 2012
             Definitive Proxy Statement on Schedule 14A
             Filed April 5, 2012
             Form 10-Q for the Fiscal Quarter Ended March 31, 2012
             Filed April 25, 2012
             File No. 1-33146

Dear Mr. Baldwin:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Risk Factors, page 11</u>

1.   On pages 9 and 68, we note that revenue derived from the Chevron Corporation constituted 22%, 18% and 11% of consolidated revenue in 2011, 2010 and 2009, respectively. In future filings, if you continue to derive a significant portion of your consolidated revenue from Chevron Corporation, please include a risk factor disclosing the extent of your dependence on this customer.

<u>We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations, page 20</u>

2. You disclose that you rely heavily on information technology systems in order to achieve your business objectives. You also disclose that your portfolio of hardware and software products, solutions and services and your enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond your control such as computer system or network failures, computer viruses, cyber attacks or other malicious software programs. Given your reliance on information technology systems, please tell us whether you have experienced any failures, attacks, viruses, malicious software or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

<u>Legal Proceedings, page 21</u>

3. We note your cross-references to MD&A and Notes 9 and 10 to your financial statements. In future filings, to the extent that you provide information regarding material legal proceedings by cross-referencing to other parts of the filing, please ensure that you provide all the information required by Item 103 of Regulation S-K. We note that you do not disclose the relief sought for several legal proceedings, including the McBride Qui Tam suit, the Electrocution litigation, the Burn Pit litigation, the Sodium Dichromate litigation, and the FAO litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director